UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND INC. EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

Ashland Inc. Employee Savings Plan

Financial Statements and Schedules

December 31, 2015 and 2014 and for the year ended
December 31, 2015, with Report of Independent Registered Public Accounting Firm

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
and Participants of the Ashland Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Ashland Inc. Employee Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, line 4i, - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
Lexington, Kentucky
June 17, 2016

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2015	2014
Assets
Investments, at fair value:
Interest in the Ashland Inc. Savings Plan Master Trust	$1,358,750	$1,482,845
Receivables:
Participant contributions	48	907
Employer contributions	9,605	13,182
Notes receivable from participants	19,320	20,945
Total assets	1,387,723	1,517,879

Liabilities
Accrued expenses	131	247
Total liabilities	131	247

Net assets available for benefits at fair value	1,387,592	1,517,632

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,346)	(6,442)
Net assets available for benefits	$1,385,246	$1,511,190

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2015

(in thousands)
Additions to net assets attributed to:
Plan interest in Ashland Inc. Savings Plan Master Trust investment loss	$(13,025)
Contributions:
Participants	28,520
Employer	29,149
Rollover	13,220
Loan interest	915
Total additions	58,779

Deductions from net assets attributed to:
Benefits paid to participants	(183,974)
Administrative expenses	(481)
Total deductions	(184,455)

Transfers	(268)

Net change in plan assets	(125,944)
Net assets available for benefits, beginning of year	1,511,190

Net assets available for benefits, end of year	$1,385,246

See accompanying notes to financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014
(In thousands, except participant and per share data)
 NOTE A – DESCRIPTION OF THE PLAN
The following description of the Ashland Inc. Employee Savings Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  Ashland Inc. (Ashland or the Company), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.
General
The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate in accordance with Plan documents.  The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.
Plan Transfers
On an annual basis, during specified election periods, Plan participants are permitted to transfer a designated portion of their Leveraged Employee Stock Ownership Plan (LESOP) accounts to their accounts in the Plan.  Amounts subject to this election in the LESOP are transferred to the Ashland Common Stock Fund account in the Plan of electing participants.  Those participants can then transfer the amounts from the Ashland Common Stock Fund to other investment options in the Plan.  During 2015, $188 was transferred from the LESOP accounts of the electing participants to their corresponding Ashland Common Stock Fund accounts in the Plan.
The remaining net transferred amount within this caption of $456 relates to other transfers throughout the plan year, including $3 from the International Specialties Products Inc. Savings Plan offset by other transfers.
Contributions
Eligibility and Employee Contributions
Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of Company service.
Participants may make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC.  The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC.  The Plan also allows participants to make after-tax Roth 401(k) contributions.  Ashland and its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC. However, Ashland’s matching contributions will not begin until the eligible employee completes one year of service.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)
Eligibility and Employee Contributions (continued)
Participants may contribute from 1% to 65% of eligible compensation in whole number percentage increments.  Excluding catch-up contributions, participants were limited to contributions of $18,000 in 2015.  Newly hired eligible employees are automatically enrolled in the Plan for a contribution of 4%.  Employees have the opportunity to elect a different amount before the automatic contributions are withheld.  The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election.  The default investment option is the Vanguard Target Retirement Trust Fund that most closely matches the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  These investments gradually become more conservative over time and are Common/Collective Trusts. The automatic enrollment rules do not apply to certain hourly paid employees.
Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution.  Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit.  Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions.  These employees may contribute a maximum of $6,000 as catch-up contributions for 2015.
Employer Contributions
Ashland and its participating subsidiaries contribute up to 4% of eligible compensation as a matching contribution to a participant’s contributions.  The company matching contribution is $1.00 for each $1.00 the participant contributes up to a maximum participant contribution of 4% of eligible compensation. Matching contributions are calculated on a payroll by payroll basis and can be made in cash or Ashland Inc. Common Stock, as determined by the Company.  If matching contributions are made directly to the Plan in common stock, then such contributions shall be invested in the Ashland Common Stock Fund, and can be moved at any point thereafter by the Plan participant.  All matching contributions made in cash shall be invested pursuant to the participant’s investment elections thereby mirroring the participant’s contributions.  During 2015, employer matching contributions made to the Plan were in cash.
Basic Retirement Contributions
Employees who were eligible to participate in the Plan as of December 31, 2010 and who were not eligible for future contributions under the Ashland Hercules Pension Plan (Grandfathered Employee), shall be entitled to a Basic Retirement Contribution based on a percentage of the employee’s compensation determined in accordance with the following tables:

Period of Service	Percentage of Compensation
1 - 10 years	1.5%
11 - 20 years	3.0%
21 or more years	4.5%

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)
Basic Retirement Contributions (continued)
plus, a transition contribution equal to:

Age as of January 1, 2011	Percentage of Compensation
40 - 44	2.0%
45 - 49	3.0%
50 - 54	4.0%
55 or greater	5.0%
Notwithstanding the foregoing, any employee that was a legacy Hercules Incorporated employee or becomes eligible to participate in the Plan on or after January 1, 2011, shall only be entitled to a Basic Retirement Contribution based on a percentage of the employee’s compensation and is not eligible for the transition contribution.  In addition, certain hourly paid employees are not eligible for the Basic Retirement Contribution.
Performance Retirement Contributions
Ashland, in its sole discretion, may declare a Performance Retirement Contribution to be made to the Plan.  The Performance Retirement Contribution will be determined based upon Ashland’s performance for the most recently completed fiscal year, and will be based upon the percentage of the employee’s compensation for the plan year.  The range for the 2015 payout was 0-4%, with a target payout of 2%. The actual 2015 payout was 2.6%, or $9,580, and is included in “Contributions Receivable” on the Statements of Net Assets Available for Benefits. The actual 2014 payout was 2.7%, or $12,589, and is included in "Contributions Receivable" on the Statements of Net Assets Available for Benefits.
Other Contributions
Effective November 1, 2008, the Plan was amended designating the Ashland Common Stock Fund investment option as an employee stock ownership plan (ESOP).  The ESOP component of the Plan allows dividends paid on Ashland Inc. Common Stock held in the fund to be passed through to participants and beneficiaries.  Participants and beneficiaries may elect to have the dividends passed through and paid to them or to have the dividends reinvested.  If a participant or beneficiary fails to make an affirmative election, the default is to reinvest the dividends.  Dividends that are reinvested and paid into the Ashland Common Stock Fund are allocated proportionately to participants and beneficiaries on the basis of each participant’s and beneficiary’s investment in the fund and used to purchase additional units in the Ashland Common Stock Fund.  Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Vesting
The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee’s length of participation in the Plan or service with the employer.  However, to preserve the qualified status of the Plan with the Internal Revenue Service (IRS), there are certain restrictions on the employee’s right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries.  If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited.  If such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.
Voting Rights
Participants may instruct the trustee on how to vote shares of Ashland Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Inc. Common Stock. If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) Ashland’s contribution and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Rollovers
Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the IRC.
Notes Receivable from Participants
Any participant can obtain a loan from the Plan for any reason and may hold up to two loans at any one time.  Loans cannot exceed the lesser of (a) 50% of the participant’s account balance or (b) $50,000 reduced by the difference between the highest outstanding loan balance during the 12 months before the loan and the actual balance on the date of the loan.  Participants’ plan accounts will be security for the loan. Each loan bears interest at rates ranging from 3.25% to 10.50% as determined by the Trustee.  Loans must be repaid within five years in equal installment amounts determined by the Plan sponsor.  However, loans transferred into the Plan under terms authorized under prior plans will continue to be amortized in accordance with the original terms of those loans. Loan interest compounds monthly at an annual rate equal to the prime rate on the last business day of the month before the loan is made plus 1%.  Interest on the loan will be credited to the participant’s account as the loan is repaid as investment earnings.  The loan repayments and the interest payments are then invested among the Plan investment options in the same percentage as the participant’s contributions.  Delinquent loans are recorded as a distribution based upon the terms of the Plan document.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Notes Receivable from Participants (continued)
Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. Loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.
Payments of Benefits
Participants may withdraw a certain portion of their account while employed.  The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds.  Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.
Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time.  If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.
Plan Termination
Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA.  No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.
NOTE B – SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.
Master Trust
The investments of the Plan are pooled with the investments of the Ashland Inc. Union Employee Savings Plan (formerly known as the Hercules Plan) and the International Specialty Products Inc. 401(k) Plan (ISP Plan) in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the trustee, and Ashland — Ashland Inc. Savings Plan Master Trust (the Master Trust), effective October 1, 2012.
Investments
The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust.  These investments are determined primarily by quoted market prices, except for the Stable Value Fund (see Note E).

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Income and Expense Recognition
Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year.  This activity is presented as “Plan interest in Ashland Inc. Savings Plan Master Trust investment income (loss)” on the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.
Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three part standard simplifies employee benefit reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 31, 2015 and should be applied prospectively, with early application permitted. Plan management is currently evaluating the impact of adopting this guidance on the financial statements.
In May 2015, the FASB issued accounting ASU 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)
this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. Earlier application is permitted. Plan management is currently evaluating the impact of adopting this guidance on the financial statements.
NOTE C - MASTER TRUST INVESTMENTS
The Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans. At December 31, 2015 and 2014, the Plan's interest in the net assets of the Master Trust was approximately 92% . As the Plan’s only investment, the Plan’s interest in the net assets of the Master Trust represents more than 5% of the Plan’s net assets at December 31, 2015 and 2014. The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

The following table presents the assets including investments, receivables and liabilities of the Master Trust at December 31:

	2015	2014
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$1,981	$749
Ashland Inc. Common Stock	155,618	187,045
Shares of Registered Investment Companies
Domestic Equity	388,344	434,889
International Equity	49,745	50,197
Bond/Fixed Income	78,227	87,758
Lifecycle/Blended	179,208	180,852
Self-directed Brokerage Accounts	17,838	17,968
Common/Collective Trusts	340,475	354,372
Stable Value Fund
Money Market Fund	8,446	5,546
Cash Equivalents	91,199	90,466
Government Bonds/Notes	27,423	65,192
Non-U.S. Government Bonds	810	1,847
Corporate Bonds	138,823	95,916
Mutual Funds	716	712
Mortgage-backed Securities	17,682	5,681
Other	9,750	1,727
Total investments at fair value	1,506,285	1,580,917
Receivables	34,607	33,642
Total assets	1,540,892	1,614,559
Payables	(65,882)	(9,769)
Net assets available for benefits	$1,475,010	$1,604,790

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS (continued)

The following table presents the net appreciation (depreciation) in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income in the Master Trust for the year ended December 31:

2015
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Ashland Common Stock Fund	$(25,399)
Shares of Registered Investment Companies	(23,779)
Common/Collective Trusts	(2,858)
(52,036)
Investment income:
Dividends	32,266
Interest	6,037
38,303
Total	$(13,733)

NOTE D – INVESTMENT CONTRACTS
The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs).
In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The fair values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2015 and 2014 were $140,853 and $158,624 while the contract values were $137,533 and $151,714, respectively.
In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC return. The fair value of a separate account GIC is calculated using the market value provided by the insurance companies that manage the underlying assets of the product. The fair values of the separate account GIC including unsettled receivables and payables at December 31, 2015 and 2014 were $114,397 and $125,795 while contract values were $115,143 and $125,685, respectively.
Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The fair value assigned to the wrapper contracts at December 31, 2015 and 2014 was zero.  At December 31, 2015, the crediting interest rate for these investment contracts was between 0.85% and 3.25% and at December 31, 2014 it was between 0.99% and 3.05%.
The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENT CONTRACTS (continued)

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.
The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”  If the adjustment amount is positive for a specific contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate.  If the adjustment amount is negative for a specific contract, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.
The average yield of the investment contracts based on actual earnings was 1.78% gain in 2015 and 1.83% gain in 2014, while the average yield adjusted to reflect the actual interest rate credited to participants was 2.07% in 2015 and 2.03% in 2014.
Limits to Ability to Transact at Fair Value
In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
Issuer-Initiated Contract Termination
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.
NOTE E – FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement.  The three levels within the fair value hierarchy are described as follows:
Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.
As of December 31, 2015 and 2014, the Plan held no investments outside of its interest held in the Master Trust.  The Plan's policy is to recognize transfers between levels as of the end of the reporting period. During 2015 and 2014, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2.  The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$1,981	$—	$—	$1,981
Ashland Inc. Common Stock	155,618	—	—	155,618
Shares of Registered Investment Companies
Domestic Equity	388,344	—	—	388,344
International Equity	49,745	—	—	49,745
Bond/Fixed Income	78,227	—	—	78,227
Lifecycle/Blended	179,208	—	—	179,208
Self-directed Brokerage Accounts	17,838	—	—	17,838
Common/Collective Trusts	—	340,475	—	340,475
Stable Value Fund
Money Market Fund	8,446	—	—	8,446
Cash Equivalents	—	91,199	—	91,199
Government Bonds/Notes	—	27,423	—	27,423
Non-U.S. Government Bonds	—	810	—	810
Corporate Bonds	—	138,823	—	138,823
Mutual Funds	716	—	—	716
Mortgage-backed Securities	—	17,682	—	17,682
Other	—	9,750	—	9,750
Total	$880,123	$626,162	$—	$1,506,285

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Ashland Common Stock Fund
Money Market Fund	$749	$—	$—	$749
Ashland Inc. Common Stock	187,045	—	—	187,045
Shares of Registered Investment Companies
Domestic Equity	434,889	—	—	434,889
International Equity	50,197	—	—	50,197
Bond/Fixed Income	87,758	—	—	87,758
Lifecycle/Blended	180,852	—	—	180,852
Self-directed Brokerage Accounts	17,968	—	—	17,968
Common/Collective Trust	—	354,372	—	354,372
Stable Value Fund
Money Market Fund	5,546	—	—	5,546
Cash Equivalents	—	90,466	—	90,466
Government Bonds/Notes	—	65,192	—	65,192
Non-U.S. Government Bonds	—	1,847	—	1,847
Corporate Bonds	—	95,916	—	95,916
Mutual Funds	712	—	—	712
Mortgage-backed Securities	—	5,681	—	5,681
Other	—	1,727	—	1,727
Total	$965,716	$615,201	$—	$1,580,917
Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2015 and 2014.
Money Market Funds, Shares of Registered Investment Companies, Mutual Funds, Ashland Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.
Self-directed Brokerage Accounts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.
Common/Collective Trusts (CCT) – Valued using a Net Asset Value (NAV). The NAV of a CCT is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund's closing NAV.
Stable Value Fund – The value of the Stable Value Fund is based on the fair value of the underlying investment assets.   In order to achieve the desired returns, the investment manager of the Stable Value Fund may invest in various derivative instruments including equity futures, credit default swaps and purchase and call options.  Use of such derivative instruments did not have a material effect on the 2015 and 2014 financial statements.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

Fair Value of Investments in Entities that Use NAV – The following table sets forth the investments valued at NAV as of December 31, 2015:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$340,475	None	Daily	None	None
The following table sets forth the investments valued at NAV as of December 31, 2014:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$354,372	None	Daily	None	None
The Vanguard Target Retirement Trusts use an asset allocation glide path to offer an appropriate level of exposure to risk and return as investors progress along the path to retirement. The year in the trust name refers to the approximate year (the target date) when an investor in the fund would retire and leave the workforce. The fund will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date. The trusts use a simple fund of funds structure which seeks to build appropriate asset allocation from preselected stock, bond, and money market portfolios. All of the assets are invested in index funds.
 NOTE F – TRANSACTIONS WITH RELATED PARTIES
The Plan’s portion of the Master Trust held 1,467,126 and 1,513,927 shares of Ashland Inc. Common Stock as of December 31, 2015 and 2014, respectively, with a fair value of $150,674 and $181,308, respectively.  The Plan’s interest in the Master Trust received dividends on Ashland Inc. Common Stock of $2,212 in 2015.  The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies.  Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan.  PIMCO, an Allianz Global Investors company, and Evercore Trust Company were also providers of fiduciary services to the Master Trust during the year.
Fees of $481 were paid by the Plan for investment management.  Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.
NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (continued)

	December 31
	2015	2014
Net assets available for benefits per financial statements	$1,385,246	$1,511,190
Adjustment from contract value to fair value - current year	2,346	6,442
Benefit claims payable	(42)	(42)
Receivable on deemed distributions of participant loans	(1,513)	(1,337)
Net assets available for benefits per Form 5500	$1,386,037	$1,516,253
The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500 for the year ended December 31:

2015
Plan interest in Ashland Inc. Savings Plan Master Trust investment loss	$(13,025)
Loan interest	915
Total net investment depreciation per the financial statements	(12,110)
Adjustment from contract value to fair value - current year	2,346
Reversal of prior year contract value to fair value adjustment	(6,442)
Total appreciation of investments per Form 5500	$(16,206)
NOTE H – TAX STATUS OF THE PLAN
The Plan has received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the plan years ending prior to 2012.
NOTE I – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE J – SUBSEQUENT EVENT

Ashland Separation of Valvoline
On September 22, 2015, Ashland announced that the Board of Directors approved proceeding with a plan to separate Ashland into two independent, unrelated, publicly traded companies comprised of the new Ashland and Valvoline. Ashland has begun the process to separate its Valvoline business from its Specialty Ingredients and Performance Materials businesses while it finalizes the transaction structure and obtains customary regulatory and other approvals. Ashland intends for the separation, which is subject to final board approval prior to completion, to be tax free for Ashland shareholders. An initial public offering of up to 20% of the shares of Valvoline is anticipated in the fourth quarter of calendar year 2016. A spin of Ashland's remaining interest in Valvoline to Ashland's shareholders is anticipated approximately six months thereafter. Immediately following this spin, Ashland shareholders will own shares of both the new Ashland and Valvoline.
It has not yet been determined how the completion of the separation will impact the Plan or the financial statements.
Employer Contributions
Effective January 1, 2017, Ashland will amend the Plan to eliminate the Performance Retirement Contribution. The amendment will change the Basic Retirement Contribution to be a fixed 4% of pay, expand eligibility for certain employees whose pension plan accruals are being frozen and will eliminate the transition contribution discussed in Note A. The company matching contribution will remain the same, up to 4% of eligible compensation, with the exception of certain hourly employees that will receive a $1.00 match for each $1.00 deferred up to 5% of eligible compensation. All employees, except certain hourly employees, will be eligible for the Company Matching Contribution and Basic Retirement Contributions immediately upon participation.

SCHEDULE H

Ashland Inc. Employee Savings Plan
Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015
($ in thousands)
(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost	Current Value
*	Participant Loans	1-30 Years, interest 3.25% - 10.50%	$0	$19,320

*	Indicates parties-in-interest to the Plan

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Date:	June 17, 2016	/s/J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chairperson of the Ashland Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1    Consent of Blue & Co., LLC